Exhibit 99.2

Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Announces Annual Meeting of Shareholders

ATHENS, Greece, May 3, 2024 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) has scheduled its Annual Meeting of Shareholders for June 17, 2024, at 10:00 a.m. Eastern Time (the “Annual Meeting”). The record date for determining shareholders entitled to participate at the Annual Meeting is April 18, 2024. The business of the Annual Meeting is to elect three Term I Directors to serve until the 2027 Annual Meeting of Shareholders and to ratify the appointment of PricewaterhouseCoopers S.A., as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. Annual Meeting documentation and instructions for voting were mailed to all shareholders of record on or about May 3, 2024, and will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) and available on the Commission’s website at www.sec.gov.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

As of December 31, 2023, Global Ship Lease owned 68 containerships, ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 375,406 TEU. 36 ships are wide-beam Post-Panamax.

As of December 31, 2023, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.1 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.72 billion. Contracted revenue was $2.12 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.8 years.